TANZANIAN GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended November 30th, 2020

Management’s Discussion and Analysis November 30, 2020

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Gold Corporation (“TanGold” or the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three months ended November 30, 2020 as well as the Company’s audited consolidated financial statements and MD&A for the year ended August 31, 2020 included in the Company's Annual Report on Form 20-F for the year ended August 31, 2020.  The financial statement and related notes of TanGold have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  Additional information, including our press releases, has been filed electronically on SEDAR and is available online under the Company’s profile at www.sedar.com and on our website at www.tangoldcorp.com.

This MD&A reports our activities through January 14, 2021 unless otherwise indicated. References to the 1st quarter of 2021 or Q1-2021, and the 1st quarter of 2020 or Q1-2020 mean the three months ended November 30, 2020 and 2019, respectively. Unless otherwise noted, all references to currency in this MD&A refer to Canadian dollars.

Peter Zizhou, General Manager – Buckreef Gold Company, is the in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and approved the scientific and technical information in this MD&A. Mr. Zizhou is an employee of the Company’s subsidiary, the Buckreef Gold Company, and is therefore not considered to be independent under NI 43-101. Mr. Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered professional natural scientist with SACNASP (Reg. No. 400028/08).

Disclosure and Cautionary Statement Regarding Forward Looking Information

The United States Securities and Exchange Commission (“SEC”) limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this MD&A, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.html

This MD&A contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Management’s Discussion and Analysis November 30, 2020

Certain information presented in this MD&A may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.

Tanzanian Gold Corporation

TanGold along with its joint venture partner, State Mining Corporation (“Stamico”), a 100% owned entity of the Government of the United Republic of Tanzania (“Tanzania”), is building a significant gold project at Buckreef (“Buckreef” or the “Buckreef Project”) in Tanzania that is based on an expanded Mineral Resource base and the treatment of its mineable Mineral Reserves in two standalone plants. The Company, its Board of Directors, Executive, Management, staff and founder, Mr. J. Sinclair, have a long-standing commitment to the development of a mining project that requires a close working relationship and sharing of economic benefits with all stakeholders, including local communities, country citizens, partners and our shareholders.

An ongoing drill program has, to date, more than doubled the size of Measured and Indicated Mineral Resources to contain 2.04 million ounces of gold (see press release dated June 24, 2020). Exploration Targets determined in accordance with NI 43-101 standards have the potential to add up to another 2.0 million ounces (see press release dated June 24, 2020). The Company commenced initial test production from oxide Mineral Reserves in June 2020 at an oxide processing test plant and is now anticipating government approval for an expanded oxide plant.

TanGold is advancing on three value-creation tracks:

1.Strengthening its balance sheet from expanding near-term production to 15,000 - 20,000 oz of gold per year from the processing oxides upon approval of an expanded oxide plant;

2.Advancing the Feasibility Study for a stand-alone sulphide treating plant that is substantially larger than previously modelled, targeting annual gold production of 150,000 to 175,000 oz; and

3.Continuing with an exploration drilling program to further test the potential of its Mineral Resource base by: (i) drilling at ultra-deep levels; (ii) drilling new oxide targets; (iii) infill drilling to upgrade Mineral Resources and contained ounces currently in the Inferred category; and (iv) a step-out drilling program in the Northeast Extension.

Management’s Discussion and Analysis November 30, 2020

Accomplishments and Outlook

The Company has:

•Successfully completed a ramp-up and operation of the 5 tons per (tph) test oxide plant.  The test plant has operated 7 days a week with two 12-hour shifts, producing 358 ounces of pure gold in Q1-2021.  Ultimately, the test plant has significantly de-risked the development of a much larger oxide operation (upon Government approval) which will be capable of producing 15,000 – 20,000 ounces of gold per year.

•Continued to move forward the various components of the Feasibility Study for a stand-alone sulphide processing plant:

i.The Company’s technical partner, the SGS Group of Companies (“SGS”), continued to advance metallurgical test work to determine the final flowsheet for the treatment of the sulphide ore;

ii.SGS also continued geotechnical, rock stress and other test work; and

iii.The Company has also started to develop internal open pit models for Buckreef.

•Continued exploration through the Phase III drilling program, which has indicated the Buckreef deposit is open at depth.

•Discovered an additional gold bearing shear zone at surface approximately 1km to the west of the main Buckreef Shear Zone.

•Closed the third issuance of convertible debentures under Tranche A for a total of USD$1,000,000. The conversion price is the same as the first two issuances, with the exception of the fixed conversion price, which is USD$1.1554.

•Added Mr. Andrew Cheatle, P.Geo., MBA, to its Board of Directors.  Mr. Cheatle is an experienced and accomplished gold mining industry professional.

•Converted USD$1,100,000 of principal of the Tranche A debentures, resulting in the issuance of 1,832,418 common shares.

Subsequent to the end of Q1-2021, the Company:

•Appointed on December 1, 2020, Mr. Stephen Mullowney, CPA, CA, CFA as Chief Executive Officer (CEO) of Tanzanian Gold Corporation. He has also accepted an appointment to the Board of Directors of the Company (pending the approval of the expansion of the Board of Directors at the 2021 Annual General Meeting). Mr. Mullowney was previously a Partner and Managing Director of PricewaterhouseCoopers LLP (PwC) and PWC Canada’s mining deals leader. He has an extensive mining background, working with miners, Governments, and institutional investors across the world and supporting them in making key strategic business, financing, and policy decisions.

Management’s Discussion and Analysis November 30, 2020

•TanGold and Stamico, working together, submitted an updated mine plan for Buckreef to the Mining Commission in Tanzania.  The updated mine plan, once approved, will replace the mine plan submitted to the Mining Commission in 2017 as part of the renewal of Buckreef’s Special Mining License.

•TanGold and STAMICO agreed to amendments to the Buckreef Joint Venture Agreement (the “JV Agreement”) to bring the JV Agreement in line with recent changes in Tanzanian mining laws and to modernize the working arrangement between the parties (the original JV Agreement was entered into in 2011). The amendments are subject to the obtaining of necessary Government approvals and the finalization of relevant legal documentation.

•On December 23, 2020, the Company completed the sale of 5,545,325 common shares together with warrants to purchase 2,772,637 common shares for USD$2,993,390 in the aggregate with certain investors. The common shares and warrants were issued at USD$0.54 for each common share and a one-half purchase warrant, with the right of each whole warrant to purchase one common share at USD$1.50 for a period of three years from the issue date.

•The Company was honored to have STAMICO Buckreef Directors visit the Buckreef Project on December 5, 2020 and the Honourable Minister for Minerals, Mr. D. Biteko visit the Buckreef Project on December 31, 2020. Both visits were well received and continue to demonstrate the importance of developing the Buckreef Project.

•The Company obtained approval from New York Stock Exchange and has sought approval from the Toronto Stock Exchange for the issuance of 4,309,444 common shares related to secured loans which were converted in Q4-2020.

•An additional USD$700,000 of Tranche A debentures were converted, resulting in the issuance of 1,280,891 common shares.

Outlook

•With regard to the Company's objective is to achieve commercial gold production from the oxide ore at the Buckreef Project, to this end the Company will request prospective EPCM service providers to re-submit their bids for a larger CIL process plant in order to satisfy the recommendations of the Mining Commission on the start-up process plant that would be consistent with the Government of Tanzania's expectations.  The Company will complete an internal assessment and adjudication of the bids in partnership with its JV partner.

•With the appointment of Mr. Mullowney as CEO, the Company is focused on marketing the Buckreef Project to potentially new institutional shareholders.

•The company will undergo a full review of its exploration portfolio and strategy to meet core strategic objectives. Tangold’s Buckreef project licenses cover highly prospective ground with many geochemical and soil anomalies. Further, the geological terrane is the Lake Victoria Archean greenstone belt, where numerous anomalous gold bearing shear zones have been identified.

Management’s Discussion and Analysis November 30, 2020

Strategic Objectives

The Company continues to implement its strategic objectives that centre on developing Buckreef into a significant producing gold mine.

The Company took the following steps during this reporting period to advance the achievement of that strategic objective:

•Oxide Production: Test Plant and Expansion – The revised mine development plan involves the commencement of oxide ore mining from the Buckreef Main ore zone and then the processing of the ore using a pilot 5tph CIL process plant, the commissioning of which was achieved during this reporting period.  The Company plans to develop an oxide mine operation capable of producing 15,000 - 20,000 oz of gold per year.

•Sulphide Feasibility Study – The Company continued utilizing SGS to conduct additional metallurgical, rock stress and other tests with the intent of determining the best plan to bringing the Buckreef Project sulphide Mineral Reserves into production.  A structural geology team from SGS was also actively engaged with the Company's local geology team in conducting a litho-structural integration and interpretation program to assist in determining the structural and lithological controls on Buckreef mineralization; and

•Exploration - The Company is executing its Phase III deep drilling exploration program aimed at down-dip and strike extensions of the mineralization hosted in the 1,200 km long NNW-SSE trending brittle-ductile shear zone main shear zone, host to the Buckreef Main and Buckreef South ore zones.  This Phase III deep drilling program targeted down-dip and strike extensions of the Buckreef Main ore zone at elevations up to 700 m below the current pit bottom. Further, the Company continued to develop and evaluate the new discovery to the west of the Buckreef deposit and the Northeast Extension.

Management’s Discussion and Analysis November 30, 2020

Operational

The Buckreef Project

The Company is focused on the Buckreef Project located in the Geita District of the Geita Region south of Lake Victoria, approximately 110 km southwest of the city of Mwanza, Tanzania.  The Buckreef Project area can be accessed by ferry across Smiths Sound, via a tarred national road and, thereafter, via well maintained unpaved regional roads.  The Buckreef Project comprises five prospects, namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Buziba.  The Buckreef Project itself encompasses three ore zones:  Buckreef South, Buckreef Main and Buckreef North.  The Buckreef Project is fully licensed for mining and the extraction of gold.

Location of TanGold Licences on Lake Victoria Greenstone Belt

LOCATION OF TRE LICENCES ON LAKE VICTORIA GREENSTONE BELT
Kamanga
Mwanza
Sengerema
Usagara
Busisi
Buzerayombo
GEITA
Katoro
Bwanga
Misasi
BUCKREEF PROJECT
ITETEMIA PROJECT
LUHALA PROJECT
KIGOSI PROJECT
Kahama

Management’s Discussion and Analysis November 30, 2020

The Buckreef Project Mineral Resources currently stand at (0.4g/t cut-off) (see Press Release 24 June, 2020):

Mineral Reserves remained as of the 2018 Pre-Feasibility Study (see Press Release July 30, 2020) and the company is undertaking a Feasibility Study (using the 2020 Mineral Resources) to update the Mineral Reserves.

Oxide Production: Test Plant, Mine Development and Operations

The following work on mining, process plant operations and exploration at Buckreef was completed during this reporting period up to November 30, 2020:

•The Company previously reported the test plant, rated at 5 tph, reached stable production of gold on June 17, 2020. Since that date, the plant has operated continuously seven days a week with two 12-hour shifts per day.

•Key performance metrics for the period are:

oTotal ore mined – 15,098 tonnes at 1.87 g/t containing 908 oz of gold (since start of test production);

oTotal waste mined – 179,233 tonnes, including pre strip material;

oOn ROMPAD (main zone) totals at end of period – 18,606 tonnes at 1.41 g/t containing 844 oz of gold;

oAlso moved on to ROMPAD (historical from South Zone) - 119,674 tonnes @ 1.19 g/t containing 4,579 oz of gold;

o6,462 tonnes @ 2.88 g/t was crushed and 6,706 tonnes (dry) was milled with an average grade of 2.71 g/t;

o11 smelting batches delivered a total of 358 oz gold dore (92.3% purity) for pure gold production of 358 troy ounces was produced in the quarter; and

oStarter pit mining operations progressed well with some minor delays due to sporadic storms. (see picture below).

Management’s Discussion and Analysis November 30, 2020

The oxide test plant has been a substantial success on several levels. First, operation of the plant to date proves the viability of the Buckreef Project to produce gold and, therefore, provides a considerable de-risking of the mine building at Buckreef. A number of important tests have been conducted providing data for the operation and confirming the flowsheet for expansion of the processing plant capable of producing 15,000 oz to 20,000 oz of gold production per year. Additionally, the plant has been used to train and develop a crew that will be ready to operate the larger oxide plant when it comes online. Start-up and operation of the test plant has provided months of experience in: (i) understanding the oxide deposit; (ii) areas of mining and earth moving; (iii) stockpile management; (iv) grade blending control; (v) equipment and materials procurement; (vi) local content regulations; and (vii) security.

Buckreef Gold Mine Oxide Ore Starter Pit image at November 30th, 2020

Buckreef Gold Mine Oxide Test Plant image at November 30, 2020

Management’s Discussion and Analysis November 30, 2020

Other Significant Operational Achievements

Other significant operational achievements during this reporting period were as follows:

•The Company commenced and completed an exploratory RC drilling program on Target 2 that aimed to probe for the southeast strike extension of mineralization associated with the partially drilled Buckreef West shear zone. This target was derived from the analysis of historical geophysical and geochemical data superimposed on interpreted regional geological structures.  A total of 1,897.0 m were drilled during this reporting period.  A total of 799 samples were subsequently submitted for gold analysis and assay results are pending.

•Detailed drone survey image processing for the Buckreef Project special mining license ("SML") was completed.  The maps and 3d images in various formats for easy access and analysis were sent to site and validated.  These maps and images will be used in various applications, particularly in mine site layout plans and designs, as well as for reference land status for compensation exercises when required.

Exploration & Mineral Resource Extension Drilling

The Company embarked on two drilling programs during this reporting period. The first program was exploratory in nature aiming to delineate gold mineralisation associated with interpreted structures and a historical soil geochemical anomaly.  This anomaly was interpreted to be subparallel to the Buckreef Main shear zone trending NNE - SSW and is northwest of Buckreef South.

The second drilling program followed up to continue exploration of the Buckreef West shear zone, close to the surface delineated in historical RC drill programs.

Buckreef Main Zone Deep Drilling & Assay Results

‘Deep’ drilling was completed during the previous reporting period. However, some additional sampling from previously drilled holes was completed during the reporting quarter. A total of 553 samples were collected and submitted for analysis, and assay results are pending.

Results to date evidence a vertically extensive shear zone. Analysis of core logging and sampling results is ongoing to interpret additional exploration targets. The spatial location of the significant mineralized intercepts from the deep drilling program are as shown in the figure below.

Management’s Discussion and Analysis November 30, 2020

Buckreef Main Shear Zone Deep drilling spatial location of mineralized intercepts

BUCKREEF MAIN DEEP HOLES DRILLING
N
5m @0.65g/t from 598m
61.64m @ 1.57g/t from 315.30m including 12m @ 3.11g/t, 5m @ 4.58g/t
5m @ 1.12g/t from 425m
BMRCD308
BMRCD300
17.84m @ 1.55g/t from 386.56m including 4m @ 2.08g/t
16.09m @ 1.58g/t from 610m including 3.02m @ 2.52g/t
11m @ 0.92g/t including 4m @ 1.07g/t from 809m
5m @ 2.02g/t from 47m
16m @ 5.18g/t from 67m including 5m@ 6.58g/t
13.14m @ 3.06g/t from 617.26m including 9m @ 4.01g/t
BMRCD305
35m @0.7g/t from 105m
BMRCD311
BMRCD304
5m @ 5.27g/t from 525m
BMDD221
BMRCD303
5.25m @ 1.47g/t from 244.55m
BMRCD307
BMDD224
18m @ 1.45g/t from 610m including 7m @ 2.89g/t
10m @ 1.28g/t from 478.1m
BMRCD314
BMRCD312
58m @ 0.41g/t from 60m
BMRCD302
BMDD225
2.75m @ 4.83g/t from 755.78m
BMRCD306
0 50 100 200 300 400
Meters
Legend
Mineralized zone
Porphry
Sheared mafic
Granite
Gabbroic dyke
Dolerite
Basalt
Phase 2 drillholes
Phase 3 drillholes

Target 2 Drilling & Assay Results (SW of Main Zone)

Target 2 is a newly tested taget identified from soil geochemical surveys. It is located approximately 500m west of the Buckreef Main Zone. A total of 1,897 m of RC drilling was completed in Target 2 during this reporting period, testing a total of seven fences covering a 600 m strike extension.

A total of 1,057 chip samples were collected and submitted for assay (Au by fire assay) from the drilling program. The overall assay results from this program evidenced anomalous gold mineralization, which currently is being interpreted prior to the next phase of drilling.

Buckreef West Drilling & Assay Results

A total of 1,935 m of diamond core was drilled at Buckreef West shear zone target during this reporting period.

A well pronounced sheared meta-basalt zone with variable sulphide mineralization and erratic quartz-carbonate alteration typical of the Buckreef Main shear zone was intersected in drill-holes along the first three fences completed to date.

Management’s Discussion and Analysis November 30, 2020

A total of 1,935 m of diamond drilling was completed and a total of 1,819 half-core samples at variable lengths were collected and submitted for assay (Au by fire assay) from the drilling program.  Drill holes BWDD0018 to BWDD0027 are currently being logged and sampled.

Assay results from initial samples received are summarized in the table below. A significant intercept during this reporting period received from this program was for BWDD006, reporting: 5.3m @ 4.32g/t Au from 46.69 m, including 2 m @ 6.8g/t Au from 47 m; and, 4 m @ 4.42g/t Au from 59 m, including 1m @ 10.8g/t Au from 62 m.

Buckreef West Assay Results and Highlights

**Buckreef West Prospect Assay Results**

| Hole ID | Sample Depth From | Sample Depth To | Width (m) | Assay Grade (gpt) | Lithology | Comment |
|---|---|---|---|---|---|---|
| **BWDD001** | **18.50** | **19.10** | **0.60** | **5.41** | **Qv** | **10% quartz veining** |
| | **20.60** | **21.50** | **0.90** | **4.28** | **Qv** | **10% quartz veining** |
| **BWDD002** | **20.75** | **21.70** | **0.95** | **4.22** | **Qv** | **10% quartz veining** |
| | 21.70 | 22.76 | 1.06 | 0.13 | Qv | 5% quartz veining |
| BWDD003 | 72.00 | 72.94 | 0.94 | 0.39 | Qv | 5% quartz veining |
| | 72.94 | 73.50 | 0.56 | 0.34 | Qv | 5% quartz veining |
| BWDD004 | 33.00 | 34.00 | 1.00 | 0.56 | Qv | 5% quartz veining |
| | **47.88** | **48.52** | **0.64** | **2.76** | **Qv** | **10% quartz veining** |
| BWDD005 | 100.00 | 100.50 | 0.50 | 0.25 | Sz | Shear zone with mild alteration |
| | 111.00 | 111.57 | 0.57 | 0.37 | Sz | Shear zone with mild alteration |
| **BWDD006** | **45.69** | **51.00** | **5.31** | **4.92** | **Msz** | **Mineralised shear zone** |
| | **59.00** | **63.00** | **4.00** | **4.42** | **Msz** | **Mineralised shear zone** |
| **BWDD007** | **0.00** | **8.00** | **8.00** | **1.07** | **Msz** | **Mineralised shear zone** |
| | **17.00** | **22.00** | **5.00** | **1.08** | **Msz** | **Mineralised shear zone** |
| | 67.00 | 68.88 | 1.88 | 0.79 | Qv | Quartz vein |
| BWDD011 | 57.00 | 58.60 | 1.60 | 0.72 | Qv | Quartz vein |
| **BWDD012** | **92.00** | **96.00** | **4.00** | **2.19** | **Msz** | **Mineralised shear zone** |
| | **98.43** | **104.00** | **5.57** | **4.95** | **Msz** | **Msz, incl 1.6m@ 13.5g/t Au** |
| **BWDD013** | **59.50** | **61.00** | **1.50** | **2.24** | **Msz** | **Mineralised shear zone** |
| | 64.00 | 72.00 | 8.00 | 0.68 | Msz | Mineralised shear zone |
| BWDD014 | 29.00 | 31.00 | 2.00 | 0.22 | Sz | Shear zone with mild alteration |
| | **57.00** | **58.30** | **1.30** | **2.71** | **Qv** | **Quartz vein** |
| | **61.58** | **62.30** | **0.72** | **5.59** | **Qv** | **Quartz vein** |
| **BWDD015** | **86.94** | **89.12** | **2.18** | **1.24** | **Msz** | **Mineralised shear zone** |
| | 91.00 | 96.26 | 5.26 | 0.25 | Sz | Shear zone with mild alteration |
| | **105.12** | **107.61** | **2.49** | **1.34** | **Msz** | **Mineralised shear zone** |
| BWDD016 | 62.25 | 66.00 | 3.75 | 0.19 | Sz | Shear zone with mild alteration |
| | 73.15 | 79.16 | 6.01 | 0.67 | Sz | Shear zone with mild alteration incl 0.5m@3.59g/t Au |
| **BWDD017** | **44.95** | **49.52** | **4.57** | **6.36** | **MSZ** | **Mineralised shear zone** |

Management’s Discussion and Analysis November 30, 2020

The spatial location of the mineralized intercepts are as shown in the Figure below.

Buckreef West Surface Geology Map showing spatial location of mineralized intercepts

BUCKREEF WEST DRILLED HOLES
N
390800
391000
391200
9658200
9658000
BWDD027
BWDD025
BWDD024
BWDD023
BWDD026
BWDD022
BWDD020
4.57m @ 6.36g/t from 44.95m
BWDD017
BWDD021
BWDD019
BWDD014
BWDD016
6.01m @ 0.67g/t from 73.15m
BWDD013
1.30m @ 2.71g/t from 57m
0.72m @ 5.59 g/t from 61.58m
BWDD012
BWDD015
2.18m @ 1.24g/t from 86.94m
2.49 @ 1.34 g/t from 105.12m
BWPN016
BWPN015
BWPN010
1.50m @ 2.24g/t from 59.50m
8.00m @ 0.68g/t from 64.00m
4.00m @ 2.19g/t from 92m
5.57m @ 4.95g/t from 98.43m
BWPN009
BWDD018
8.00m @ 1.07g/t from 0.00m
5.00m @ 1.08g/t from 17.00m
BWDD010
BWDD009
BWDD006
BWDD007
BWDD008
5.31m @ 4.92g/t from 45.69m
4.00m @ 4.42g/t from 59.00m
8.00m @ 1.07g/t from 0.00m
5.00m @ 1.08g/t from 17.00m
1.88m @ 0.79g/t from 67.00m
BWDD005
BWDD004
1.00m @ 0.56g/t from 33.00m
0.64m @ 2.76g/t from 47.88m
BWDD003
BWDD002
0.95m @ 4.22g/t from 20.75m
BWDD001
0.60m @ 5.41g/t from 18.50m
0.90m @ 4.28g/t from 20.60m
Legend
Mineralized zone
Porphry
Sheared mafic
Granite
Gabbroic dyke
Dolerite
Basalt
DRILLED HOLES
REMAINED HOLES
0 10 20 40 60 80
Meters

Mineral Resource and Reserve Statements

The Company did not conduct any new work that would warrant material changes in the previously reported Mineral Resource and Mineral Reserve statements during this reporting period.

Feasibility Study

During this reporting period, the Company continued to progress Feasibility Study work on the metallurgical characteristics of the Buckreef sulphide ore. SGS has been engaged to define a preliminary flowsheet for the large sulphide plant to treat the gold bearing sulphide rocks from the Buckreef Project.

The testing is aimed at two possible primary flow sheets:

1. Crush/grind, gravity separation and direct cyanide leaching of the gravity tailing; and

2. Crush/grind, gravity separation, flotation of the gravity separation tailing to generate a low mass, high grade, sulphide concentrate, the concentrate may be direct shipped to a smelter or reground and cyanide leached on site.

Management’s Discussion and Analysis November 30, 2020

Overall Performance

As at November 30, 2020, the Company had current assets of $4,936,002, compared to $7,057,447 as at August 31, 2020.  The decrease is mainly due to: (i) expenditures on exploration of $2,442,537; plus (ii) operating costs of $2,275,518, offset by: (i) proceeds from gold sales of $879,088; and (ii) proceeds of convertible debentures issued of $1,306,358.  Mineral properties and deferred exploration assets were $41,815,108 as at November 30, 2020, compared to $40,483,487 as at August 31, 2020.

Net loss for the three-month period ended November 30, 2020 was $2,024,441, compared to a net loss of $1,217,611 in the three-month period ended November 30, 2019.  Net loss increased in the current period as the Company commenced gold production at its Buckreef Project, increasing staffing needs and supporting costs.

Liquidity and Capital Resources

During the three-month period ended November 30, 2020, the Company issued 1,832,418 common shares (2019 – nil) with a value of $1,369,000 (2019 - $nil) for settlement of convertible debentures.  In the current period, capital was utilized for Buckreef development, property acquisition, exploration, capital equipment purchases and general operating expenses as presented below.  Any remaining cash or liquid assets, when available, are invested in interest bearing highly liquid investments.

Selected Financial Information

Management’s Discussion and Analysis November 30, 2020

Results of Operations

Net additions to mineral properties and deferred exploration costs for the three month period ended November 30, 2020 were $1,331,621 compared to $1,667,922 for the three month period ended November 30, 2019.  A decrease in net additions of $294,640 (2019 - $74,703 decrease) due to foreign exchange adjustments on functional currency was recorded in the current period. The overall increase, excluding the foreign exchange adjustment, was $1,626,261 for the three month period ended November 30, 2020 compared to $1,742,625 during 2019.  The expenditures decreased compared with the prior year due to proceeds from gold processing offsetting the ongoing drilling and exploration program initiated in the prior fiscal year, work completed to construct and initiate mining at Buckreef as well as processing costs for production in the period.  The Company produced and sold 358 ounces of gold for proceeds of $879,088 (2019 - $nil).  The Company is not in commercial production, and the proceeds have not been recorded as a reduction of the mineral property balance.

Net loss for the three month period ended November 30, 2020 was $2,024,441, compared to a net loss of $1,217,611 in the three month period ended November 30, 2019.  Net loss increased in the current period as the Company commenced gold production at Buckreef, increasing staffing needs and supporting costs.

Management’s Discussion and Analysis November 30, 2020

Expenditures for the three month periods ended November 30, 2020 and 2019 were as follows:

Variances in expenditures are set out below:

For the three month period ended November 30, 2020, depreciation expense was $73,745, compared to $87,049 for the three month period ended November 30, 2018. Depreciation expense decreased slightly consistent with the overall decrease in capital asset base.

Consulting fees for the three month period ended November 30, 2020 were $291,855, compared to $301,449 in the comparable three month period ended November 30, 2019.  Consulting expenses were comparable between the two periods.

Directors’ fees for the three month period ended November 30, 2020 were $82,657, compared to $27,906 in the comparable three month period ended November 30, 2019.  The amount was lower in the prior year due to certain directors foregoing fees.  The amount also increased in the current year with the addition of a director in the period.

Office and general expenses for the three month period ended November 30, 2020 were $155,274, compared to $62,877 in the comparable three month period ended November 30, 2019.  Office and general costs increased between the comparable period due to the increased activity and mining operations at Buckreef along with the current drill program and gold production, which increased supporting office and general expenditures, with food and housing costs increasing in particular.

Shareholder information costs for the three month period ended November 30, 2020 decreased to $93,108 from $162,299 for the comparable three month period ended November 30, 2019. The amounts fluctuate based on timing and number of various investor relations programs, press releases and shareholder communication.  The amount decreased based on decreased activity.

Professional fees increased by $226,083 for the three month period ended November 30, 2020 to $441,863 from $215,780 for the three month period ended November 30, 2019.  Professional fees were higher in the current period mainly due to increased legal and accounting work related to various recent financing transactions and increased activity in the Company with the commencement of production.

Salaries and benefits expense increased to $378,122 for the three month period ended November 30, 2020 from $198,815 for the three month period ended November 30, 2019.  Salaries and benefits increased in line with the overall increased activity as the Company has moved into production at Buckreef requiring addition in personnel both in Tanzania and at head office.

Management’s Discussion and Analysis November 30, 2020

Share based payments for the three month period ended November 30, 2020 were $nil, compared to $11,000 in the comparable three month period ended November 30, 2019.  The decrease is due to vesting of options issued in prior years which resulted in compensation of $11,000, see note 5 of the unaudited interim condensed consolidated financial statements for the three month periods ended November 30, 2020 and 2019 for details of stock options issued.

For the three month period ended November 30, 2020, travel and accommodation expenses were higher at $27,221 compared to $16,526 in 2019.  Travel and accommodation expense increased due to increased travel to Buckreef.

Other income (expenses)

For the three month period ended November 30, 2020, the foreign exchange gain was $141,587 compared to an exchange loss of $75,355 for the same three month period ended November 30, 2019.  Foreign exchange differences were minor as the exchange rate remained fairly consistent between the two periods.

The interest accretion expense for the three month period ended November 30, 2020 was $nil, compared to $219,250 for the three month period ended November 30, 2019. Interest accretion was $nil as convertible loans and gold bullion loans were settled during the year ended August 31, 2020.

A loss of $nil (2019 – $400,000 gain) was recognized during the three month period ended November 30, 2019, in connection with the revaluation of the derivative in gold bullion loans.  The derivative in gold bullion loans is revalued at every reporting period using Monte Carlo simulation utilizing the stochastic process using Geometric Brownian motion, which is a continuous time stochastic process in which the logarithm of the randomly varying quantity follows a Brownian motion.  See note 20 of the unaudited interim condensed consolidated financial statements for the three month periods ended November 30, 2020 and 2019 for details.

The Company incurred transaction costs for the third tranche in the amount of USD$1,100,000 recently closed convertible debentures in the amount of $55,038 for the three month period ended November 30, 2020 compared to $nil for the prior year as the debentures were not outstanding.  The Company also recognized a gain of $307,000 (2019 - $nil) related to warrant liabilities associated with the convertible debentures and a loss of $867,000 (2019 - $nil) reflecting a change in fair value of the convertible debentures.  See notes 23 and 24 of the unaudited interim condensed consolidated financial statements for the three month periods ended November 30, 2020 and 2019 for details.

Summary of Quarterly Results (unaudited)

(Expressed in thousands of dollars, except per share amounts)

Liquidity and Capital Resources

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  The Company currently has a negative operating cash flow and finances its operations, exploration and development work on its properties through equity financings and loans via private placements and public offerings.

Management’s Discussion and Analysis November 30, 2020

At November 30, 2020, the Company had a working capital deficiency of $8,996,756 (August 31, 2020 – $6,773,642), including $7,413,000 in convertible debentures and $409,000 in derivative liabilities which will only be settled by issuing equity of the Company.  The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.  Historically, the Company has funded its operations on a short-term basis.  There is no assurance that additional funding or project financing will be available or obtained on commercially favourable terms.  As of November 30, 2020, the Company has accumulated losses of $150,380,774 (August 31, 2020 – $149,041,291).

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

Commitments

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has not paid certain of its annual license fees since October 2014 with exception of Buckreef mining licenses. As at November 30, 2020 an accrual of $357,000 (August 31, 2020 - $329,000) has been recorded relating to unpaid license fees and resultant penalties. These licenses remain in good standing until a letter of demand is received from Ministry of Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand, the potential penalty relating to unpaid license fees is approximately $119,000 (August 31, 2020 - $110,000). The Company has recorded an accrual for all valid and active mining licenses.

Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Management’s Discussion and Analysis November 30, 2020

Transactions with Related Parties

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

(a) The Company entered into the following transactions with related parties:

i.The Company previously engaged a legal firm for professional services in which one of the Company’s directors is a partner.  During the three month period ended November 30, 2020, the legal expense charged by the firm was $nil (2019 - $nil).  As at November 30, 2020, $335,940 remains payable (August 31, 2020 - $335,940).

ii.During the three month period ended November 30, 2020, $57,997 (2019 - $55,539) was paid for consulting and website/data back-up services to an individual associated with a current director, and companies related to him.

iii.During the three month period ended November 30, 2020, $431,895 (2019 - $nil) was paid to Stamico, the Company’s joint venture partner at Buckreef, as under the JV Agreement the partners share revenues based upon their ownership percentage during the test period.

iv.During the three month period ended November 30, 2020, $24,640 (2019 - $19,837) was paid for consulting services to a company controlled by a director.

As at November 30, 2020, the Company has a receivable of $57,347 (August 31, 2020 - $62,606) from an organization associated with the Company’s President and former CEO and current director and from current officers and directors.

As at November 30, 2020, the Company does not have any outstanding leases due under lease obligations as described in note 4 (August 31, 2020 - $88,207).

(b)Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Management’s Discussion and Analysis November 30, 2020

(1)  Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

(2)   All stock option share based compensation is based on the accounting expense recorded in the year.

As at November 30, 2020, included in trade and other payables is $1,184,000 (August 31, 2020 - $1,124,000) due to these key management personnel and directors with no specific terms of repayment.

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders at a meeting held on August 16, 2019.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to take into account the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 20-F Annual Report for the year ended August 31, 2020.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

For more particulars about the Omnibus Plan, we refer you to the Company’s Management Information Circular dated June 26, 2019 or the copy of the Omnibus Plan included with the Form 20-F Annual Report.

The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Management’s Discussion and Analysis November 30, 2020

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income the Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Deferred Income Tax Assets

The Company follows the balance sheet method of accounting for income taxes.  Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax liabilities and assets are measured using substantively enacted tax rates.  The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs.  Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized.  In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments, Warrant Liability, Embedded Derivatives Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability and the derivative liability embedded in the gold bullion loan requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model.   See notes 5 and 10 of the November 30, 2020 unaudited interim condensed consolidated financial statements for full disclosure.

Management’s Discussion and Analysis November 30, 2020

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any costs incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.  Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored.  All other overhead and administration costs are expensed as incurred.

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Management’s Discussion and Analysis November 30, 2020

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Management’s Discussion and Analysis November 30, 2020

Financial Instruments and Financial Risk Management

Fair Value of Financial Instruments

Convertible debentures and derivative warrant liabilities are classified as fair value through profit and loss. Trade and other payables, leases payable are classified as other financial liabilities, which are measured at amortized cost . Trade and Other Receivables are measured at amortized cost.

The carrying value of the Company’s cash, other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy are as follows:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 - Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly;

•Level 3 – Inputs for assets or liabilities that are not based on observable market data

As at November 30, 2020 and August 31, 2020, cash is recorded at fair value under level 1 within the fair value hierarchy, convertible debentures (Note 23) are classified as Level 2 within the fair value hierarchy, and derivative warrant liabilities (Note 24) are classified as level 3.

The fair value of the convertible debentures at initial recognition and at year-end has been calculated using a binomial lattice methodology. This methodology determined the total fair value of the instruments by maximizing the economic benefits to a market participant by comparing the conversion value and hold value over the term of the instruments.

Management’s Discussion and Analysis November 30, 2020

The following table shows the valuation techniques used in measuring Level 3 fair values for derivative warrant liabilities and convertible debentures, as well as the significant unobservable inputs used.

Type	Valuation Technique	Key Inputs	Inter-relationship between significant inputs and fair value measurement
Derivative warrant liabilities	The fair value of the warrant liabilities at the quarter-end has been calculated using a Black-Scholes pricing model combined with a discounted cash flow methodology.

Key observable inputs

•Share price (November 30, 2020: USD $ 0.623, August 31, 2020: USD $ 0.835)

•Risk-free interest rate (November 30, 2020: 0.18%, August 31, 2020: 0.15%)

•Dividend yield (November 30, 2020: 0%, August 31, 2020: 0%)

Key unobservable inputs

•Expected volatility (November 30, 2020: 60%, August 31, 2020: 51%)

The estimated fair value would increase (decrease) if:

•The share price was higher (lower)

•The risk-free interest rate was higher (lower)

•The dividend yield was lower (higher)

•The expected volatility factor was higher (lower)

•The credit spread was lower (higher)

Convertible debentures	The fair value of the convertible debt at the quarter-end has been calculated using a binomial lattice methodology.

Key observable inputs

•Share price (November 30, 2020: USD $ 0.623, August 31, 2020: USD $ 0.835)

•Risk-free interest rate (November 30, 2020: 0.12% to 0.18%, August 31, 2020: 0.13% to 0.14%)

•Dividend yield (November 30, 2020: 0%, August 31, 2020: 0%)

Key unobservable inputs

•Discount for lack of marketability (November 30, 2020: 11%, August 31, 2020: 21%)

The estimated fair value would increase (decrease) if:

•The share price was higher (lower)

•The risk-free interest rate was higher (lower)

•The dividend yield was lower (higher)

•The discount for lack of marketability was lower (higher)

Management’s Discussion and Analysis November 30, 2020

Sensitivity Analysis

For the fair values of derivative warrant liabilities and convertible debentures, reasonably possible changes to expected volatility, the significant unobservable input, holding other inputs constant would have the following effects:

The carrying value of cash, other receivables, accounts payable and accrued liabilities and leases payable, approximate fair value because of the limited terms of these instruments.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk.  The Company’s cash and short-term bank investments are with Schedule 1 banks or equivalents.  The other receivables consist primarily of amounts due from government taxation authorities.  The Company has not recorded an impairment or allowance for credit risk as at November 30, 2020, or August 31, 2020.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The bullion loan carries a fixed rate of interest.  The Company’s future interest income is exposed to changes in short-term rates.  As at November 30, 2020, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $27,000 (2019 - $27,000).

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At November 30, 2020, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, a 10% movement in the foreign exchange rate will have an impact of approximate $745,000 on the statements of comprehensive loss.

Management’s Discussion and Analysis November 30, 2020

COVID-19

In particular, the Company wishes to highlight that it continues to face risks related to COVID-19, which could continue to significantly disrupt its operations and may materially and adversely affect its business and financial conditions.

In December 2019, a novel strain of the coronavirus emerged in China and the virus has now spread to several other countries, including Canada and the U.S., and infections have been reported globally resulting in a global pandemic. The extent to which COVID-19 will continue to impact the Company's business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. In particular, the continued spread of COVID- 19 globally could materially and adversely impact the Company's business, including, without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, restrictions to its drill program and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company's control, which may have a material and adverse effect on the its business, financial condition and results of operations.

There can be no assurance that the Company's personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks.

In addition, a significant outbreak of COVID-19 could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and the Company's future prospects.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 208,644,019 common shares outstanding, 6,067,206 share purchase warrants outstanding, nil RSUs outstanding, and 7,351,000 stock options outstanding.

Management’s Discussion and Analysis November 30, 2020

Other Projects – Status Update

The Company's other projects are:

Buziba Project - No fieldwork was conducted in this project area during this reporting period.  The Buziba Project comprises a single prospecting license (PL6545/2010) located approximately 25 km east of the Buckreef Project in the Geita district.

Itetemia Project - No fieldwork was conducted in this project area during this reporting period.  The Itetemia Project includes the mineral resources of the Golden Horseshoe Reef ("GHR"), and is an advanced stage exploration project focusing on the development of the GHR.  As reported in the last reporting period, the Itetemia Mining License application (01722/2015) was arbitrarily removed from the Ministry of Mines license portal and the five Primary Mining Licenses that were awarded by the government to local third parties are still in existence on that portal.  The Company has engaged the Mining Commission as well as the Minister of Mines to determine what has taken place and the appropriate course of action to remedy the situation.

Kigosi Project - No fieldwork was conducted in this project area during this reporting period.  As the Kigosi Project remains subject to a Game Reserve Declaration Order, the mine development plans continue to be shelved since, under the 2010 Mining Act, only the exploration and mining of energy minerals, including uranium, gas and petroleum, is permitted in any game reserve.  The Company has engaged the Mining Commission as well as the Minister of Mines to determine what has taken place and the appropriate course of action to remedy the situation.  The Company has also filed court cases citing both the Minister of Mines and the Mining Commissioner as another option to seek relief.

Luhala Project - No fieldwork was conducted in this project area during this reporting period.  The Luhala Project is an advanced stage exploration project focusing on the development of the Luhala gold deposit that consists of five anomalous hilltops.  As the Company is focused on bringing the Buckreef Project into production, the planned selection of a consultant to commence a preliminary feasibility study on the Luhala Project has been deferred to a later date.

License Portfolio

As the Company is focused on bringing the Buckreef Project into production, the Company continues to streamline its license portfolio in Tanzania. The license holdings portfolio now comprises 32 active and 101 forfeited licenses. The active licenses are made up as follows: Tancan-2; Buckreef-14; and Tanzam2000-15.

Management’s Discussion and Analysis November 30, 2020

Risks, Trends and Uncertainties

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk.  For further details on the risk factors affecting the Company, please see the Company’s Form 20-F Annual Report for year ended August 31, 2020 filed on SEDAR as the Company’s Annual Information Form and as filed with the SEC via Edgar.

Nature of Mining, Mineral Exploration and Development Projects

Mineral exploration is highly speculative in nature. There is no assurance that exploration efforts will be successful.  Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves. There is no certainty that the exploration expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to the hazards and risks normally encountered in mineral exploration and development, including environmental hazards, explosions, and unusual or unexpected geological formations or pressures. Such risks could result in damage to, or destruction of, mineral properties, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Liquidity Concerns and Future Financings

The Company will require capital and operating expenditures in connection with the exploration and development of its properties and for working capital purposes. There can be no assurance that the Company will be successful in obtaining the required financing as and when needed. The only sources of future funds presently available to TanGold are the sale of equity capital, the sale of assets (which may be illiquid),or offering an interest in its properties. Limited funds have been acquired through the sale of gold from the oxide test plant. There is no assurance that any funds will be available for operations. Failure to obtain additional financing on a timely basis could cause the Company to reduce, delay or terminate its proposed operations, with the possible loss of such operations and assets.

Volatile markets may make it difficult or impossible for the Company to obtain debt financing or equity financing on acceptable terms, if at all. Failure to obtain additional financing on a timely basis may cause the Company to postpone or slow down its development plans, forfeit rights in some or all of its properties or reduce or terminate some or all of its activities.

Due to the current low interest rate environment and lack of funds, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate operational changes as required.

Management’s Discussion and Analysis November 30, 2020

Calculation of Mineral Resources

There is a degree of uncertainty attributable to the calculation and estimates of Mineral Resources and the corresponding metal grades to be mined and recovered. Until Mineral Resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of Mineral Resources, grades and recoveries may affect the economic viability of the Company’s operations.

Calculation of Mineral Reserves

There is a degree of uncertainty attributable to the calculation and estimates of Mineral Reserves and the corresponding metal grades to be mined and recovered. Until Mineral Reserves are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of Mineral Resources, grades and recoveries may affect the economic viability of the Company’s operations.

Environmental, Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on the Company, including the suspension or cessation of operations.

Exploration and mining operations involve risks of releases to soil, surface water and groundwater of metals, chemicals, fuels, liquids having acidic properties and other contaminants. Significant risk of environmental contamination from present and past exploration or mining activities still exists for mining companies. Buckreef has been the site of artisinal mining. The Company may be liable for environmental contamination and natural resource damages relating to properties that they currently own or operate or at which environmental contamination occurred while or before they owned or operated the properties. No assurance can be given that potential liabilities for such contamination or damages caused by past artisinal mining activities at the Buckreef Project do not exist or that the Company will not be alleged to be responsible for historical liabilities at the Buckreef Project

Pandemic or Other Health Crises

The Company’s business and operations could be adversely affected by the outbreak of an epidemic or a pandemic or other health crises, including the recent outbreak of COVID-19. Global government actions, including lockdowns, stay-at-home orders and travel restrictions, along with market uncertainty have already impacted global economic conditions, which may in turn impact the Company’s ability to operate, the operations of its suppliers, contractors and service providers, the ability to obtain future financing and maintain necessary liquidity, and the ability to explore the Company’s mineral properties. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. It is management’s assumption that the Company will continue to operate as a going concern.

Management’s Discussion and Analysis November 30, 2020

Decommissioning and Reclamation

Environmental regulators are increasingly requiring financial assurances to ensure that the cost of decommissioning and reclaiming sites is borne by the parties involved, and not by government. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators.

Insurance

The Company’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of: the Company’s mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive regulatory approvals to transport their products, or costs, monetary losses and potential legal liability and adverse governmental action. TanGold may be subject to liability or sustain loss for certain risks and hazards against which they do not or cannot insure or which it may reasonably elect not to insure. This lack of insurance coverage could result in material economic harm to the Company.

Metal Prices

Precious metal prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, national fiscal policies, monetary systems and political developments. The price of gold and silver has fluctuated widely in recent years. Future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Company’s business, financial condition and result of operations. Moreover, the ability of the Company to fund its activities and the valuation of investor companies will depend significantly upon the market price of precious metals.

Competition

The Company competes with many other mining companies that have substantially greater resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or obtain the capital necessary to fund the Company’s operations and develop its properties. The Company’s inability to compete with other mining companies for these resources would have a material adverse effect on the Company’s results of operations and business.

Management’s Discussion and Analysis November 30, 2020

Properties May be Subject to Defects in Title

The Company has investigated its rights to exploit the Buckreef property and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including local communities.

Some of the Company’s mineral claims may overlap with other mineral claims owned by third parties which may be considered senior in title to the Company mineral claims. The junior claim is only invalid in the areas where it overlaps a senior claim. The Company has not determined which, if any, of the Company mineral claims is junior to a mineral claim held by a third party.

Although the Company is not aware of any existing title uncertainties with respect to Buckreef, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Limited Property Portfolio

At this time, the Company holds an interest in the Buckreef property, the Company’s flagship property, in addition to interests in the Buziba, Itetemia, Kigosi and Luhala properties. As a result, unless the Company acquires additional property interests, any adverse developments affecting this property could have a material adverse effect upon the Company and would materially and adversely affect the potential future mineral resource production, profitability, financial performance and results of operations of the Company.

Property Commitments

The Company’s mining properties may be subject to various land payments, royalties and/or work commitments. Failure by the Company to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Licences and Permits, Laws and Regulations

The Company’s exploration and development activities (and those of investee companies) require permits and approvals from various government authorities, and are subject to extensive federal, regional and local laws and regulations governing prospecting, exploration, development, production, transportation, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more time-consuming and costly. In addition, the Company may be required to compensate those suffering loss or damage by reason of its activities. The Company will be required to obtain additional licences and permits from various governmental authorities to continue and expand its exploration and development activities. There can be no guarantee that the Company will be able to maintain or obtain all necessary licences, permits and approvals that may be required to explore and develop its properties (or that its investee companies would also succeed).

Management’s Discussion and Analysis November 30, 2020

Community Relations and License to Operate

The Company’s relationship with the local communities and artisanal miners where it operates is critical to ensure the future success of its existing activities and the potential development and operation of its Property. Failure by the Company to maintain good relations with local communities and artisanal miners can result in adverse claims and difficulties for the Company. There is also an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. NGOs and civil society groups, some of which oppose resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances and the handling, transportation and storage of various waste, including hazardous waste. Adverse publicity generated by such NGOs and civil society groups or others related to the extractive industries generally, or the Company’s operations specifically, could have a material adverse impact on the Company and its reputation. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, which could have a material adverse impact on the Company’s business, results of operations and financial condition.

Key Personnel

The senior officers of the Company will be critical to its success. Recruiting qualified personnel as the Company grows is critical to its success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition, worldwide, for such persons is intense. As the Company’s business activity grows, it will require additional key financial, administrative, regulatory and mining personnel as well as additional operations staff. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of the Company.

Dependence on Outside Parties

The Company has relied upon consultants, geologists, engineers and others and intends to rely on these parties for exploration and development expertise. Substantial expenditures are required to construct mines, to establish mineral resources and reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company.

Share Price Fluctuations

The market price of securities of many companies, particularly junior stage mining companies, experience wide fluctuations in price that are not necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in the Company’s share price will not occur.

Management’s Discussion and Analysis November 30, 2020

Conflicts of Interest

Directors and officers of the Company are or may become directors or officers of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The Company and its directors and officers will attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which one or more directors, or officers, may have a conflict. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Current Global Financial Condition

The Company will be required to raise additional funds in the future for the development of its projects and other activities through the issuance of additional equity or debt. Current financial and economic conditions globally have been subject to increased uncertainties. Access to financing has been negatively affected by these economic uncertainties. These factors may affect the ability of the Company to obtain equity and/or debt financing in the future and, if obtained, influence the terms available to the Company. If these increased levels of volatility and market turmoil continue, the Company may not be able to secure appropriate debt or equity financing. If additional capital is raised by the issuance of shares from the treasury of the Company, shareholders may suffer dilution. Future borrowings by the Company or its subsidiaries may increase the level of financial and interest rate risk to the Company as the Company will be required to service future indebtedness.

Limited Sales Proceeds

To date, the Company has recorded minor sales proceeds from operations related to its oxide ore test plant only, the Company has not commenced ‘commercial’ production on any property. There can be no assurance that the Company will always have sufficient capital resources to continue as a going concern, or that significant losses will not occur in the near future or that the Company will be profitable in the future. The Company’s expenses and capital expenditures will increase as consultants, personnel and equipment associated with the exploration and possible development of its properties are advanced. The Company expects to continue to incur losses unless and until such time as it enters into commercial production and generates sufficient revenues to fund its continuing operations. The development of the Company’s properties will continue to require the commitment of substantial resources. There can be no assurance that the Company will continue as a going concern, generate any revenues or achieve profitability.

Management’s Discussion and Analysis November 30, 2020

Public Company and other Regulatory Obligations

The Company is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of non-compliance, which could adversely affect the Company’s share price.

The Company is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators, applicable stock exchange(s), and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Canadian government proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments. The Company’s efforts to comply with increasing regulatory burden could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Internal Control Over Financial Reporting (“ICFR”)

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for design and effectiveness of disclosure controls and procedures (“DC&P”) and the design of internal control over financial reporting (“ICFR”) to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s ICFR is based on the Committee of Sponsoring Organizations (“COSO”) 2013 framework. The Company’s CEO and the CFO have evaluated the design and effectiveness of the Company’s DC&P as of August 31, 2020 and have concluded that these controls and procedures are not effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company in light of the material weakness in the Company’s ICFR as further discussed. The CEO and CFO have also evaluated the design and effectiveness of the Company’s ICFR as of August 31, 2020 and concluded that ICFR was not effective as at August 31, 2020 due to the following material weaknesses: (i) review and approval of certain invoices and the related oversight and accuracy of recording the associated charges in the Company’s books; and (ii) lack of adequate oversight related to the development and performance of internal controls. Due to the limited number of personnel in the company, there are inherent limitations to segregation of duties amongst personnel to perform adequate oversight, including oversight regarding complex International Financial Reporting Standards that may cause misinterpretation and misapplication.

Management’s Discussion and Analysis November 30, 2020

The Company intends to take steps to enhance and improve the design of its ICFR; however, during the fiscal period ended August 31, 2020, the Company has not been able to remediate the material weaknesses identified above.  Further, proposed changes to address the material weaknesses will take time to implement due to, among other things, a limited number of staff at the Company.

During the current period, there have been no other changes in the Company’s DC&P or ICFR that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE American trading under the symbol “TRX”.  Additional information about the Company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tangoldcorp.com .

Approval

The Board of Directors of Tanzanian Gold Corporation has approved the disclosure contained in the interim MD&A.  A copy of this interim MD&A will be provided to anyone who requests it.  It is also available on the SEDAR website at www.sedar.com

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments.  Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be

Management’s Discussion and Analysis November 30, 2020

accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.